Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following interview was conducted on September 3, 2021. A transcript of the interview is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	The Claman Countdown Fox Business

Casone:	Chargepoint making an electrifying move into the close. The EV charging Titan, surging after raising its full year guidance, fueled by better than expected sales results in the last quarter. The owner of one of the world largest networks of independently owned EV charging stations, which, by the way, went public via SPAC earlier this year. Right now, as you can see, is higher by 8% in these last 12 minutes of trading on this Thursday. Let’s stay on this topic. Alex Rodriguez telling sports card maker Panini, you’re out. The former MLB All Star’s blank check company Slam Corp. ending SPAC merger talks with Panini after the company lost exclusive licenses related to the NFL and the NBA, that deal would have been valued at about $3 billion. Now, just like 2020 SPACs have been one of the biggest stories on Wall Street this year. 421 IPOs filed this year, some of which belongs to our next guests.

At a Fox business exclusive, we welcome in Athena Technology Acquisition Corp. founder, Isabelle Freidheim. It’s great to have you here, Isabelle. So much to talk with you about but first, I gotta get your reaction to the top story in the Wall Street Journal today, which is SPACs, and the headline reads SPAC Route Erases 75 Billion in Startup Value and the journal seems to be pointing to the fact that the SPAC craze may be ending. What do you say?

Freidheim:	Well, I wouldn’t quite say that. In order to understand where we are today, we need to get step back and look at what happened in the last 18 months. There are currently over 400 SPACs that are hunting for targets with close to 130 billion of SPAC capital, and typically the SPAC capital represents an average of around 1/4 of enterprise value. So, that’s capital looking to purchase in, that’s capital to purchase in aggregate 500 billion worth of enterprise value and this is 20 times higher than historical average. There, there, you know, there are a few reasons why that happened. There’s the volatility in the markets that we saw during the pandemic and what the elections brought. There is a large number of tech companies that are growing. COVID that has accelerated many of the existing digital trends and the constituents that creates the ecosystem of the SPAC market that now recognize the attributes of a SPAC versus an IPO and we all know what those are. The three most important, being the price certainty of the valuation, the speeds to market. It takes half the time to go public through a SPAC versus an IPO. And most importantly, the ability to use projections, which is essential in understanding the value of a younger high potential, high growth tech company.

So, where are we today is, you know, you’ll hear a lot of people say that SPACs are dead. All the valuations were wrong, but I don’t believe that to be the headline…

Casone:	Yeah.

Freidheim:	…rather…

Casone:	Well…

Freidheim:	…when you look back…

Casone:	That’s, that’s the Journal headline to be clear. I mean, I want you to know that this is I wanted you to respond to what the Wall Street Journal reported today but, you know, a couple of things, what I think makes the average investor nervous about SPACs, like they’re volatile, and they are known to be risky, but hey, without a little risk, you don’t make some money, right? That’s kind of the average person’s thinking. At the same time, there are concerns about regulation and then you’ve got what Bill Ackman is, you know, kind of going through right now. You’ve got these lawsuits that have been filed, and I was looking at one of them that says that basically that, you know, they’re challenging the fundamental structure of the SPAC. This is this is on the lawsuit side of it. So, do you worry about that moving forward that, whether it’s regulation or its lawsuits, that you’re going to have to, it’s going to be a little more difficult to get these IPOs to market?

Freidheim:	Well, I don’t think it’s gonna be more difficult. I think regulations are or can be a good thing to the extent that disclosures are required. This is good for everyone. It’s good for companies. It’s good for SPAC players. It’s good for SPAC sponsors. It’s, it’s really telling me what the rules of the game are so that I can play by the rules. And, and we’re really looking at the SPAC market at a risk reward situation. In the last couple of decades, all of the returns have been really hoarded by venture capital, I mean, Facebook, Google, Amazon…

Casone:	Sure.

Freidheim:	…who’ve made 100X all those investments. It’s really the early-stage investors and right now what we’re seeing is the large public equity investors who missed out on that and SPACs enabled those large public equity investors to create an allocation in their portfolio that will enable them to access much higher risk return slices in their portfolio.

Casone:	No, it’s fascinating. No Isabelle, it is fascinating. And again, if you’re willing to take the risk. Before I let you go, I don’t have a lot of time, I gotta ask you about what’s going on with Bill Gates. You’re taken his, he’s backed this energy company Heliogen. $2 billion SPAC deal. You’re involved. Can you give us an update before we go?

Freidheim:	Yeah, we, we wanted to establish a valuation that was attractive to investors in the short term but pick a company that has a path towards long term success and leadership, and Heliogen ticked all these boxes. It was founded and led by Bill Gross, who’s a serial tech entrepreneur who knows how to make money for investors.

Casone:	Yeah.

Freidheim:	…in the sector at large, I mean, there’s a supply and demand imbalance for technology and processes that are cost effective as it relates to how we consume energy, and that solution is attractive and that means cheaper, more reliable, and those solutions that do not create the negative externalities that we see associated with fossil fuels…

Casone:	Yeah, yeah.

Freidheim:	…and the world is dying for answers and this is one of them.

Casone:	Isabelle Freidheim, it’s fascinating. Thank you for being here.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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